**UNIVERSAL LIFE ISNURANCE COMPANY**

**CERTIFICATE OF CORPORATE RESOLUTION**

The undersigned, Secretary of **UNIVERSAL LIFE INSURANCE COMPANY**, a Puerto Rico corporation (the "Corporation"), does hereby certify that the following resolutions were unanimously adopted by the Board of Directors of the Corporation by Unanimous Written Consent executed on October 20, 2022:

**RESOLVED**, to approve the opening of a separate accounts for the Universal VIA Generation Growth and Universal VIA Generation Growth Advisory products.

**RESOLVED further**, the appointment of State Street as custodian of the accounts.

**RESOLVED** that all actions heretofore taken by said officer on behalf of the corporation regarding said funds are hereby approved and ratified.

**IN WITNESS WHEREOF**, I have hereunto set my hand and affixed the seal of the Corporation in San Juan, Puerto Rico, this day of October 21, 2022.

**UNIVERSAL LIFE INSURANCE COMPANY**
By: Josely Vega, Esq.
Secretary of the Board